UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from              to
Commission file number: 1-05837

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE NEW YORK TIMES COMPANIES SUPPLEMENTAL
RETIREMENT AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE NEW YORK TIMES COMPANY
620 Eighth Avenue
New York, New York 10018

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3
Notes to Financial Statements	4-12

SUPPLEMENTAL SCHEDULE:
Schedule H, Line 4(i)–Schedule of Assets (Held at End of Year)	13-15

SIGNATURES	16

EXHIBIT INDEX	17

Note:
All schedules other than those listed above have been omitted because they are not applicable or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the ERISA Management Committee and the Plan Administrator
The New York Times Companies Supplemental Retirement and Investment Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of The New York Times Companies Supplemental Retirement and Investment Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
New York, New York
June 26, 2013

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL
RETIREMENT AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2012	December 31, 2011
Assets
Investments, at fair value	$538,359,595	$521,864,539
Receivables:
Employer contributions	6,534,362	9,322,621
Participant contributions	16,431	163,721
Notes receivable from participants	4,262,818	6,896,896
Total receivables	10,813,611	16,383,238
Total assets	549,173,206	538,247,777
Liabilities
Excess allocations payable	123,437	146,394
Total liabilities	123,437	146,394
Net assets available for benefits	$549,049,769	$538,101,383
See notes to financial statements.

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL
RETIREMENT AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2012
Additions
Contributions:
Participant contributions	$19,018,073
Employer contributions	15,691,497
Rollovers	1,327,380
Total contributions	36,036,950
Investment income:
Net appreciation in fair value of investments	47,534,338
Dividend income	9,061,982
Interest income	2,646,002
Net investment income	59,242,322
Interest from participants’ notes receivable	221,544
Other additions	48,261
Total additions	95,549,077
Deductions
Benefits paid to participants	84,413,750
Administrative expenses	186,941
Total deductions	84,600,691
Net increase in assets available for benefits	10,948,386
Net assets available for benefits:
Beginning of year	538,101,383
End of year	$549,049,769
See notes to financial statements.

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL
RETIREMENT AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 – DESCRIPTION OF THE PLAN
The following brief description of The New York Times Companies Supplemental Retirement and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of certain eligible employees, as defined in the Plan document, of The New York Times Company (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The authority to manage, control and interpret the Plan is vested in the ERISA Management Committee (the “Committee”) of the Company. Vanguard Fiduciary Trust Company (the “Trustee” or “Vanguard”) serves as the trustee of the Plan.
The Committee appoints the Plan Administrator (“Plan Administrator”). The “named fiduciary” within the meaning of ERISA comprises the Committee, the Plan Administrator, and the Pension Investment Committee. The authority to manage the investment of the Plan assets is vested in the Pension Investment Committee of the Company.
Eligibility
Employees, as defined in the Plan document, are eligible to become participants in the Plan as of the first day of the month following the month of hire, except as defined in the Plan document.
Eligibility to contribute to the Plan is temporarily suspended, as defined in the Plan document, when a participant makes a hardship withdrawal. In addition, certain changes in the status of an employee may make him or her ineligible to become, or continue as, a participant.
Participant contributions
An account is maintained for each participant in the Plan. A participant may elect to contribute, through payroll deductions, subject to certain limitations, from 1% to 75% (in increments of 1%) of his or her eligible earnings (“Before-Tax Contributions”), as defined in the Plan document. Before-Tax Contributions are deducted from participants’ pay before federal and (in most cases) state and local income taxes are calculated. If the Before-Tax Contributions are less than 75% of the participant’s eligible earnings, the participant may elect to make after-tax contributions from 1% to 75% (in increments of 1%) of his or her eligible earnings (“After-Tax Contributions”). Participants who have attained age 50 are permitted to make catch-up contributions in an amount specified by the Internal Revenue Service (“Before-Tax Catch-Up Contributions”). In addition, eligible participants are allowed to make Roth contributions and Roth Catch-Up contributions (“Roth Contributions”). The combined amount of Before-Tax Contributions, After-Tax Contributions and Roth Contributions on behalf of that participant shall not exceed 75% of the participant’s eligible earnings. Roth Contributions are made in lieu of all or a portion of the Before-Tax Contributions and/or Before-Tax Catch-Up Contributions the participant is otherwise eligible to make under the Plan.

Employer contributions:
Employer Matching Contributions – Prior to January 1, 2009, during each month that a participant contributed to the Plan, the Company contributed an amount equal to 50% of his or her Before-Tax and After-Tax Contributions up to 6% of the participant’s eligible earnings, as defined in the Plan document (“Employer Matching Contributions”). Effective January 1, 2009, with the adoption of the safe harbor provision described below, the Company no longer makes Employer Matching Contributions.
Safe Harbor Matching Contributions – Effective January 1, 2009, the Plan was amended to be designated as a safe harbor plan. As a result the matching contribution formula changed. The Company matches (i) $1.00 for each dollar of participant contributions up to 3% of the participant’s eligible earnings, plus (ii) $0.75 for each dollar of participant contributions up to the next 2% of the participant’s eligible earnings, plus (iii) $0.50 for each dollar of participant contributions up to the next 1% of the participant’s eligible earnings (“Safe Harbor Matching Contributions”). Effective January 1, 2012, Safe Harbor Matching Contributions are made on a participant’s eligible earnings for each pay period. Prior to January 1, 2012, Safe Harbor Matching Contributions were made on a participant’s eligible earnings for the Plan Year, as defined in the Plan document. The total Safe Harbor Matching Contributions on the first 6% contributed by a participant will equal 5% of the participant’s eligible earnings. Safe Harbor Matching Contributions are fully vested when made.
The Safe Harbor Matching Contribution is allocated in cash and Company stock – 60% of each dollar is deposited in cash to each participant’s account each pay period, and the remaining 40% of each dollar is deposited to each participant’s account quarterly as units of The New York Times Company Stock Fund (“NYT Company Stock Fund”), which is a unitized Company stock fund.
Participants are able to keep their contributions invested in the NYT Company Stock Fund, or transfer its value into any of the other investment options under the Plan. The Plan permits participants to be able to direct that up to 10% of future contributions shall be invested in the NYT Company Stock Fund, or to transfer up to 10% of their existing account balance into the NYT Company Stock Fund. Upon distribution of a participant’s account, he or she may request a distribution in-kind of any interest in the NYT Company Stock Fund. A participant who requests a loan will have the value of his/her units in the NYT Company Stock Fund taken into account when determining the maximum loan available, but the loan shall not be funded from the NYT Company Stock Fund.
For the year ended December 31, 2012, the non-cash portion of total Safe Harbor Matching Contributions for the NYT Company Stock Fund totaled $3,787,989.
Employer Basic Contributions – Effective January 1, 2010, the Company makes a cash contribution equal to 3% of a participant’s eligible earnings to all participants meeting the eligibility requirements, as defined in the Plan document (“Employer Basic Contributions”). Eligible earnings, used to determine the Employer Basic Contributions, include any bonuses received by participants in the Plan Year. Employer Basic Contributions are only made for participants who are employed by the Company on the last day of the Plan Year, or for participants who terminate employment prior to the last day of the Plan Year on account of death, disability or retirement.
For the year ended December 31, 2012, total employer contributions were as follows:

For the year ended December 31, 2012
Safe Harbor Matching Contributions	$9,165,622
Employer Basic Contributions	6,525,875
Total employer contributions	$15,691,497

Participant accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, Safe Harbor Matching Contributions and Employer Basic Contributions. Each participant’s account is also credited with Plan earnings and charged for Plan losses, based on the participant’s account balances. Certain administrative expenses may also be charged to a participant’s account, such as loan fees or fees for processing domestic relations orders. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their account into various investment options offered by the Plan. As of December 31, 2012, the Plan offered mutual funds (registered investment companies), common/collective trusts, and the NYT Company Stock Fund as investment options for participants.
Vesting
Participants are fully vested in their contributions and the Safe Harbor Matching Contributions. A participant becomes 40% vested in his or her Employer Matching Contributions and the Employer Basic Contributions upon completion of one year of vesting service. A year of vesting service is defined by the Plan document as the twelve-month period beginning with the employee’s date of hire or rehire, and each one year anniversary thereof, until the employee quits, retires or is discharged, or if earlier, the twelve-month anniversary of any other absence. The participant receives an additional 15% vesting credit upon the completion of each additional year of vesting service, thereby becoming 100% vested after completing five years of vesting service, as defined in the Plan document, except as noted in Note 7 where certain employees were fully vested due to a partial termination of the Plan. Nonvested Employer Matching Contributions and Employer Basic Contributions that are forfeited are applied against future Safe Harbor Matching Contributions and Employer Basic Contributions.
Loans
The Trustee may make loans to participants pursuant to loan procedures adopted by the Committee. The loan will be funded from the participant’s Plan investments on a proportionate basis, from Before-Tax Contributions first, followed by vested Employer Matching Contributions, Safe Harbor Matching Contributions, rollovers, After-Tax Contributions, Roth Contributions and vested Employer Basic Contributions. There are two types of loans available from the Plan: (i) a general-purpose loan is available for any reason and (ii) a residential loan is available for the purchase or the construction of the participant’s principal residence. No more than one general-purpose and one residential loan may be outstanding to any one participant at a time. The minimum loan amount is $1,000 and the maximum loan amount will be the lesser of: (i) 50% of the participant’s vested account balance, or (ii) $50,000 minus the highest outstanding loan balance in the last 12 months. Loans are secured by up to 50% of a participant’s vested account balance upon inception of the loan. The proceeds for the loan will be taken pro-rata from each of the investment funds in which the participant’s accounts are invested, except for the NYT Company Stock Fund.
The interest rate charged for a loan is one percentage point above the Prime Rate as received by Vanguard from Reuters on the first day of the month in which the loan is initiated. Interest rates on loans outstanding as of December 31, 2012 ranged from 4.25% to 10.5%.
Loan repayments are made through automatic payroll deductions beginning no later than the first payroll period of the second month after the loan check is mailed. General-purpose loans must be paid back within 60 months and the residential loans must be paid back within 15 years. There is no prepayment penalty. Outstanding loans will be declared due and payable upon termination of the participant’s employment. Retirees are offered the option to repay their loans over the remaining term.
Payment of benefits
A participant’s vested account is payable upon termination, retirement, disability or death. Upon distribution of the vested portion of the participant’s Employer Matching Contributions and Employer Basic Contributions accounts, the nonvested portion of such accounts is forfeited. The participant, or designated beneficiary upon the participant’s death, may choose to receive a lump-sum payment or installment payments.

Prior to a participant’s termination, retirement, disability or death, the Plan allows the following partial or full withdrawals:

(a)
A participant may withdraw his or her After-Tax Contributions. After-Tax Contributions made before January 1, 1987 can be withdrawn without any allocable earnings. Withdrawals of After-Tax Contributions made after January 1, 1987 include a percentage of earnings on those contributions. After-Tax Contributions which were subject to the Employer Matching Contributions or Safe Harbor Matching Contributions can be withdrawn only after unmatched After-Tax Contributions are withdrawn. Withdrawals of matched After-Tax Contributions will subject the participant to a six-month suspension period.

(b)
A participant may withdraw Before-Tax Contributions and Roth Contributions only upon presenting proof of hardship to and receiving approval from the Plan Administrator. A hardship withdrawal will subject the participant to a six-month suspension period.

(c)	A participant who has attained age 59½ may withdraw the entire vested amount of his or her account.
Administrative expenses
All Trustee, investment management fees and other fund and Plan expenses for all investment options are paid from the assets of the Plan, except for the Lord Abbett Small-Cap Value I Fund and the Russell Equity I Fund. Incremental fees for these funds are allocated quarterly and such fees are charged to each participant investing in these funds. Certain investment management fees are included in “Net appreciation in fair value of investments” in the Statement of Changes in Net Assets Available for Benefits. Participants also pay administrative fees for investment advisory services, loans, processing domestic relations orders, if applicable, and recordkeeping fees. Other expenses are paid by the Company.
Forfeited accounts
Forfeited accounts include amounts from nonvested Employer Matching Contributions, nonvested Employer Basic Contributions and from uncashed benefit payments. Forfeited amounts from uncashed benefit payments are included as “Other additions” in the Statement of Changes in Net Assets Available for Benefits. As of December 31, 2012 and 2011, the balance in the forfeiture account totaled $39,245 and $111,550, respectively. These amounts can be used to reduce future Safe Harbor Matching Contributions and Employer Basic Contributions or pay administrative expenses. During the year ended December 31, 2012, forfeitures totaling $277,000 were used to reduce Safe Harbor Matching Contributions.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan:
Basis of accounting
The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.
Notes receivable from participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for loan losses has been recorded as of December 31, 2012 and 2011. If a participant ceases to make loan payments and the loan is deemed a distribution, based on the terms of the Plan document, the participant’s loan balance is reduced and a benefit payment is recorded.
Investment valuation and income recognition
All investments in the Plan are stated at fair value. All security transactions are accounted for on the date securities are purchased or sold (trade date). The net change in the difference between the market value and cost of investments is reflected as net unrealized appreciation or depreciation on investments in the periods in which such changes occur. Realized gains and losses are recorded as the differences between the original purchase price of the investment and the sales price of the investment. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date, which is the date preceding the record date allowing for settlement period.
Fair value is the price that would be received upon the sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The transaction would be in the principal or most advantageous market for the asset or liability, based on assumptions that a market participant would use in pricing the asset or liability.
The fair value hierarchy consists of three levels. The following provides a description of the three levels of inputs that may be used to measure fair value, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.
Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.
Registered investment companies:
The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end.
Level 2 – Inputs to the valuation methodology are other than quoted prices available in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.
Common/collective trusts:
The fair value of investments in common/collective trusts is valued at net asset value (“NAV”) as reported by the sponsoring financial institution. The NAV is determined by reference to the value of the underlying assets owned by these common/collective trusts, minus its liabilities, and then divided by the number of units outstanding. The Plan’s common/collective trusts consisted of the Vanguard Retirement Savings Trust IV (“VRST”) and the Russell Equity I Fund.
The VRST seeks to provide current and stable income while maintaining a net asset value of $1 per share. The VRST provides for the collective investment of assets of tax-exempt pension and profit sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks, and in contracts that are backed by bond trusts, which are primarily valued at contract value. The VRST also has investments in a registered investment company, which is valued at quoted market prices in an exchange and active market. Contract value represents contributions made, plus earnings, less participant withdrawals. There are no restrictions as to the redemption of these investments. The Plan has no unfunded commitments to the VRST, which allows for daily transactions and requires no notice period regarding redemptions.
The Russell Equity I Fund seeks long-term growth of capital and attempts to outperform the Russell 1000 Index. It invests in the stocks of the 1,000 largest companies in the United States, covering a variety of industry sectors, which are valued at quoted market prices in an exchange and active market. There are no restrictions as to the redemption of these investments. The Plan has no unfunded commitments to the Russell Equity I Fund, which allows for daily transactions and requires no notice period regarding redemptions.
NYT Company Stock Fund:
The fair value of the NYT Company Stock Fund is valued at NAV as reported by the Trustee. The NAV is determined by reference to the underlying assets, which consist of the Company’s Class A Common Stock and interests in a registered investment company, minus liabilities, and then divided by the outstanding units. The Company’s Common Stock is valued at quoted market prices in an exchange and active market. Redemptions of investments in this fund are subject to the Company’s Insider Trading Policy.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk. As of December 31, 2012, the Plan did not have any Level 3 investments.
Contributions
Participant contributions are recorded in the Plan Year the contributions are withheld. The Safe Harbor Matching Contributions are recorded in the Plan Year in which the applicable participant contributions are withheld, up to March 31st of the following Plan Year for any additional contributions made, and recorded as a receivable, resulting from the safe harbor matching contribution formula. The Employer Basic Contributions are recorded in the Plan Year coinciding with the last day of the Plan Year that the participant is employed by the Company, or other criteria as noted above, as long as the contributions are made within the time permitted by Section 404(a)(6) of the Internal Revenue Code (“IRC”). Amounts payable to participants for contributions in excess of statutory limitations on annual additions to participants’ accounts are recorded as a liability with a corresponding reduction to contributions.
Benefits paid
Benefit payments to participants are recorded when paid.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and uncertainties

The Plan holds investments which potentially subject the Plan to concentrations of credit risk, such as investments of the Plan’s Trustee and in the Common Stock of the Company. The Plan provides for various investment securities, which include investments in any combination of registered investment companies, equities and common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements.

NOTE 3 – INVESTMENTS
The fair value of the Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	December 31, 2012	December 31, 2011
Registered investment companies:
Vanguard 500 Index Fund	$86,655,193	$82,462,531
Dodge & Cox Income Fund	55,828,002	54,660,152
Lord Abbett Small-Cap Value I Fund	31,028,139	32,508,600
Vanguard International Growth Fund	30,550,050	30,047,979
Vanguard Asset Allocation Fund	—	30,232,377
Common/collective trusts:
Vanguard Retirement Savings Trust IV	$103,372,966	$116,445,058
Russell Equity I Fund	43,104,274	42,078,430

During 2012, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

For the year ended December 31, 2012
Registered investment companies	$39,707,265
Common/collective trusts	6,874,603
NYT Company Stock Fund	952,470
Net appreciation in fair value of investments	$47,534,338
NOTE 4 – FAIR VALUE MEASUREMENTS
The following sets forth the Plan’s investments stated at fair value on a recurring basis by their fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2012
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value
Registered investment companies:
Domestic stock funds	$168,774,466	$—	$—	$168,774,466
Balanced funds	103,300,700	—	—	103,300,700
Fixed income funds	59,861,650	—	—	59,861,650
International stock funds	49,620,729	—	—	49,620,729
Other fund	41,600	—	—	41,600
Total registered investment companies	381,599,145	—	—	381,599,145
Common/collective trusts	6,202,378	140,274,862	—	146,477,240
NYT Company Stock Fund	—	10,283,210	—	10,283,210
Total investments, at fair value	$387,801,523	$150,558,072	$—	$538,359,595

	Investment Assets at Fair Value as of December 31, 2011
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value
Registered investment companies:
Domestic stock funds	$158,571,536	$—	$—	$158,571,536
Balanced funds	97,081,570	—	—	97,081,570
Fixed income fund	54,660,152	—	—	54,660,152
International stock funds	43,722,120	—	—	43,722,120
Other fund	113,905	—	—	113,905
Total registered investment companies	354,149,283	—	—	354,149,283
Common/collective trusts	4,657,802	153,865,686	—	158,523,488
NYT Company Stock Fund	—	9,191,768	—	9,191,768
Total investments, at fair value	$358,807,085	$163,057,454	$—	$521,864,539

NOTE 5 – RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of registered investment companies and a common/collective trust that are managed by an affiliate of the Trustee. For the year ended December 31, 2012, these investments included the 500 Index, Asset Allocation, Capital Opportunity, International Growth, Prime Money Market, Target Retirement 2005, Target Retirement 2010, Target Retirement 2015, Target Retirement 2020, Target Retirement 2025, Target Retirement 2030, Target Retirement 2035, Target Retirement 2040, Target Retirement 2045, Target Retirement 2050, Target Retirement 2055, Target Retirement 2060, Target Retirement Income, Total Bond Market Index, Total International Stock Index, Extended Market Index and the VRST. Transactions in such investments qualify as party-in-interest transactions. Fees paid by the Plan for administrative services, primarily include investment advisory fees for participants, to the Trustee and its affiliate amounted to $186,941 for the year ended December 31, 2012.
As of December 31, 2012, the Plan had $10,283,210, or 1.9%, of its total net assets invested in the NYT Company Stock Fund. Investments in shares of the Company’s Class A Common Stock qualify as party-in-interest transactions. The NYT Company Stock Fund held approximately 1,205,535 shares of the Company’s Class A Common Stock as of December 31, 2012.
In addition, participants who are active employees may borrow from their accounts and such loans qualify as party-in-interest transactions.
All party-in-interest transactions noted above are deemed exempt from the prohibited transaction rules.
NOTE 6 – INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company, by letter dated October 18, 2002, that the Plan and related trust are designed in accordance with Section 401(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable requirements of the IRC. On January 31, 2011, the Plan Administrator filed a request with the Internal Revenue Service for an updated determination letter.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.
NOTE 7 – PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated or upon the complete discontinuance of contributions under the Plan, the value of each participant’s interest, which includes the participant’s contributions and the Employer Matching Contributions, Employer Basic Contributions and Safe Harbor Matching Contributions will be fully vested. Each participant’s interest will be distributed in accordance with the terms of the Plan.
On January 6, 2012, the Company completed the sale of the Regional Media Group, consisting of 16 regional newspapers, other print publications and related businesses, to Halifax Media Holdings LLC. In connection with the sale, a partial termination of the Plan occurred and all affected participants became fully vested. Participants were permitted to rollover their account balances, including participant loans, from the Plan to the qualified plan maintained by Halifax Media Holdings LLC.
In connection with the completion of the Company’s sale of the About Group, consisting of About.com, ConsumerSearch.com, CalorieCount.com and related businesses, to IAC/InterActiveCorp, on September 24, 2012, employees of the About Group who were Plan participants became fully vested as a result of the partial termination that occurred in 2012.
NOTE 8 – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
There are no differences between the financial statements and Form 5500 for the year ended December 31, 2012.
NOTE 9 – EXCESS ALLOCATIONS PAYABLE
Participant contributions for the year ended December 31, 2012 included $123,437 of excess allocations that were distributed to participants in May 2013. Participant contributions for the year ended December 31, 2011 included $146,394 of excess allocations that were distributed to participants in April 2012. The excess allocations were returned to comply with the statutory limitations on annual additions to participants’ accounts.

SCHEDULE H, LINE 4(i)–SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, Line 4(i)
AS OF DECEMBER 31, 2012
Plan Name: The New York Times Companies Supplemental Retirement and Investment Plan
Plan Number: 014
Sponsor Name: The New York Times Company
Sponsor Employer Identification Number: 13-1102020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
	Registered investment companies:
	DFA Emerging Markets Value Portfolio R2A Class	470,801 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		$14,048,699
	Dodge & Cox Income Fund	4,027,994 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		55,828,002
	Dodge & Cox Stock Fund	158,069 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		19,268,570
	Lord Abbett Small-Cap Value I Fund	908,052 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		31,028,139
	T. Rowe Price Blue Chip Growth Fund	360,092 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		16,394,993
*	Vanguard 500 Index Fund	659,627 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		86,655,193
*	Vanguard Capital Opportunity Fund	423,995 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		14,254,724
*	Vanguard Extended Market Index Fund	25,569 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		1,172,847
*	Vanguard International Growth Fund	1,585,368 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		30,550,050
*	Vanguard Prime Money Market Fund	41,600 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		41,600

*	Vanguard Target Retirement 2010 Fund	271,199 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	6,544,042
*	Vanguard Target Retirement 2015 Fund	1,094,495 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	14,644,346
*	Vanguard Target Retirement 2020 Fund	818,130 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	19,496,027
*	Vanguard Target Retirement 2025 Fund	1,257,832 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	17,093,938
*	Vanguard Target Retirement 2030 Fund	503,961 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	11,782,616
*	Vanguard Target Retirement 2035 Fund	738,162 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	10,400,700
*	Vanguard Target Retirement 2040 Fund	359,405 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	8,331,015
*	Vanguard Target Retirement 2045 Fund	258,058 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	3,754,742
*	Vanguard Target Retirement 2050 Fund	86,524 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	1,997,848
*	Vanguard Target Retirement 2055 Fund	9,527 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	236,279
*	Vanguard Target Retirement 2060 Fund	696 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	15,175
*	Vanguard Target Retirement Income	738,636 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	9,003,972
*	Vanguard Total Bond Market Index Fund	363,719 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	4,033,648
*	Vanguard Total International Stock Index Fund	335,246 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	5,021,980
		Total Registered investment companies	381,599,145

	Common/collective trusts:
*	Vanguard Retirement Savings Trust IV	103,372,966 units. There is no maturity date, rate of interest, collateral, par or maturity value.	103,372,966
	Russell Equity I Fund	1,490,466 units. There is no maturity date, rate of interest, collateral, par or maturity value.	43,104,274
		Total Common/collective trusts	146,477,240
*	NYT Company Stock Fund	673,426 units. Unitized stock fund. There is no maturity date, rate of interest, collateral, par or maturity value.	10,283,210
		Total Investments	$538,359,595
*	Participant loans	Participant loans (maturing 2013 to 2027) at interest rates of 4.25% to 10.5%. Collateralized by participant’s account balance.	$4,262,818

*	A party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.

See accompanying independent auditor’s report.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2013

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL RETIREMENT AND INVESTMENT PLAN
By: /s/ R. ANTHONY BENTEN
R. Anthony Benten
Chairman, ERISA Management Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of BDO USA, LLP, independent registered public accounting firm